SCHLUMBERGER LIMITED
(SCHLUMBERGER N.V.)
5599 San Felipe, 17th Floor
Houston, Texas 77056
April 25, 2011
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Schlumberger Limited (Schlumberger N.V.)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 4, 2011
File No. 1-04601
     This letter sets forth responses of Schlumberger Limited (Schlumberger N.V.) (the “Company”) to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 15, 2011 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-04601). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Form 10-K for the Fiscal Year Ended December 31, 2010
Controls and Procedures, page 75
1.	We note your disclosure that your “CEO and the CFO have concluded that, as of December 31, 2010, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports Schlumberger files and submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In this regard, we note your response to comment 5 in our letter dated February 26, 2009.

Response: The language referred to above was included in subsequent quarterly reports following the Staff’s comment 5 in the letter dated February 26, 2009. However, the language was inadvertently not included in the Company’s recent Form 10-K. We hereby confirm that we will include the clarifying language requested in the Staff’s comment in our future annual and quarterly reports filed with the Commission.

Exhibits, page 81
2.	Please explain to us your basis for not filing as exhibits the credit facilities referenced at page 29 and in the notes to your financial statements.

Response: Various subsidiaries of Schlumberger Limited had 12 separate debt agreements aggregating approximately $6.0 billion with various financial institutions as of December 31, 2010. Schlumberger maintains the facilities supporting our commercial paper programs as “backstops” for short-term borrowings and has not drawn any amounts under these agreements. Schlumberger had approximately $52 billion of assets as of December 31, 2010. Therefore, none of the credit agreements described below represent greater than 10% of Schlumberger’s consolidated assets. The approximately $6.0 billion is comprised of the following agreements (amounts in millions):

— Credit facility supporting U.S. commercial paper programs (expires in December 2011)	$1,000
— Credit facility supporting European commercial paper programs (expires in December 2011)	1,500
— Credit facility supporting U.S. commercial paper programs (expires in April 2012)	1,175
— Credit facility supporting European commercial paper programs (expires in April 2012)	1,250
— European revolving credit facility (expires in September 2011)	660
— Various other separate facilities in 5 countries, with facility amounts ranging from $12 million to $68 million	430

$6,015

The agreements listed above do not include cross-default provisions that directly refer to the other agreements. Each of the “backstop” facilities supporting our commercial paper programs has numerous different borrowing entities and numerous different counterparties. These backstop agreements are based on the forms of the various banks and the default and other important provisions are not identical in all agreements. In addition, the facilities mature, and will be subject to extension or renewal, on various dates.

Based on the above, Schlumberger concluded that none of its debt facilities constitute material agreements and therefore none are required to be filed as exhibits pursuant to Regulation S-K.

The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or need additional information, please contact Saul Laureles, Assistant Secretary and Senior Counsel of Schlumberger Limited, at (713) 375-3495 (slaureles@slb.com), or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671 (rmueller@gibsondunn.com).
Sincerely yours,

SCHLUMBERGER LIMITED

By:	/s/ Saul Laureles

Name:	Saul Laureles
Title:	Assistant Secretary and Senior Counsel
cc: Ronald O. Mueller
       Gibson, Dunn & Crutcher LLP

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